April 17, 2025

VIA EDGAR TRANSMISSION

Kathleen Collins

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Symbotic Inc.

Form 10-K for the Fiscal Year Ended September 28, 2024 (“Form 10-K”)

File No. 001-37883

Dear Ms. Collins:

Symbotic Inc. (the “Company”) confirms that is has received the comment letter of the staff of the Securities and Exchange Commission dated April 3, 2025 (the “Comment Letter”) relating to the Form 10-K filed by the Company on December 4, 2024. The Company respectfully requests an extension and expects to respond to the comment in the Comment Letter on or before April 23, 2025.

If you have any questions or require additional information, please do not hesitate to contact Robert W. Downes at (212) 558-4312 or at downesr@sullcrom.com.

Sincerely,

/s/ Carol Hibbard

Carol Hibbard

Chief Financial Officer

cc:	Corey Dufresne

SVP & General Counsel

Robert W. Downes

Matthew B. Goodman

(Sullivan & Cromwell LLP).

Symbotic Inc. 200 Research Drive | Wilmington, MA 01887 Phone 978-284-2800 | www.symbotic.com